UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                       JOHNSON WORLDWIDE ASSOCIATES, INC.
                                (Name of Issuer)

                      Class A Common Stock, $.05 par value
                         (Title of Class of Securities)

                                   479254 10 4
                                 (CUSIP Number)

          John M. Schroeder, 4041 North Main Street, Racine, Wisconsin
                             53402 - (414) 631-2503

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 5, 1997
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 479254 10 4

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Samuel C. Johnson
              ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

              PF and BK

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              Not Applicable

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States


                     7  SOLE VOTING POWER
      NUMBER OF
                             1,836,636(1)
        SHARES

                     8  SHARED VOTING POWER
     BENEFICIALLY

                             1,135,330(1)
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                             1,836,636(1)
      REPORTING

        PERSON
                    10  SHARED DISPOSITIVE POWER
         WITH
                             1,135,330


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,971,966(1)

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              Not Applicable


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              37.3%


    14   TYPE OF REPORTING PERSON*

              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   (1) Takes into account shares of Class B Common Stock beneficially owned by the reporting person which are convertible into Class A Common Stock on a one share-for-one share basis.

   Item 1.   Security and Issuer

             Class A Common Stock, $.05 par value
             Johnson Worldwide Associates, Inc.
             1326 Willow Road
             Sturtevant, Wisconsin  53177

   Item 2.   Identity and Background

             This statement is being filed by Samuel C. Johnson. Certain information regarding the foregoing person is set forth below.

             (a)-(b)  Name and Business Address

             Samuel C. Johnson
             1525 Howe Street
             Racine, Wisconsin  53403

             (c)  Principal Occupation and Employment

             Chairman of S.C. Johnson & Son, Inc.

             Principal Business/Name, Address and Principal Business of
             Employer

             S. C. Johnson & Son, Inc.
             1525 Howe Street
             Racine, Wisconsin  53403

             Manufacturer of household maintenance and industrial products.

             (d)-(e) During the last five years, the reporting person has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

             (f)  Citizenship

             United States

   Item 3.   Source and Amount of Funds or Other Consideration.

             Samuel C. Johnson acquired 46,000 shares of Class A Common Stock and 8,330 shares of Class B Common Stock with approximately $780,330 of his personal funds and 82,500 additional shares of Class A Common Stock with approximately $1,247,000 of funds obtained by loans made in the ordinary course of business by Union Bank of Switzerland, New York, New York.

   Item 4.   Purpose of Transaction.

             The reported shares were acquired for investment purposes.

             The reporting person has no plans or proposals which relate to or would result in:

             (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

             (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

             (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

             (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

             (e) Any material change in the present capitalization or dividend policy of the Company;

             (f) Any other material change in the Company's business or corporate structure;

             (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

             (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

             (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

             (j)  Any action similar to any of those enumerated above.

   Item 5.   Interest in Securities of the Issuer.

             (a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the reporting person is set forth below.

                                                                  Percentage
                                                                      of
                           Sole         Shared                    Outstanding
                        Voting and    Voting and    Aggregate     Shares of
    Reporting          Dispositive    Dispositive   Beneficial      Class A
    Person                 Power         Power      Ownership    Common Stock

    Samuel C. Johnson  1,836,636(1)  1,135,330(1)  2,971,966(1)   37.3%(1)(2)

   _______________

   (1) Includes shares of Class B Common Stock which are convertible at any time on a one-for-one basis into shares of Class A Common Stock.

   (2) Based upon 6,905,385 shares of Class A Common Stock outstanding on August 13, 1997.

             Mr. Johnson shares voting and dispositive power with respect to certain shares with Imogene P. Johnson, Helen P. Johnson-Leipold, JWA Consolidated, Inc. and Johnson Heritage Trust Company. Certain information with respect to such persons is set forth below.



    Name and Business                         Principal Occupation               Name, Address and
        Address                                  and Employment                  Principal Business

    Johnson Heritage Trust Company               Not Applicable                  Bank and Trust Company
    4041 N. Main Street
    Racine, WI  53402
    State of Organization:  Wisconsin

    Imogene P. Johnson                                  None                              None
    4041 N. Main Street
    Racine, WI  53402
    Citizenship:  United States

    Helen P. Johnson-Leipold                     Marketing and Corporate         S.C. Johnson & Son, Inc.
    1525 Howe Street                             Strategy Advisor of S.C.        1525 Howe Street
    Racine, WI  53403                            Johnson & Son, Inc.             Racine, WI  53403
    Citizenship:  United States
                                                                                 Manufacturer of household
                                                                                 maintenance and
                                                                                 industrial products

    JWA Consolidated, Inc.4041 N.                 Not Applicable                 Holding company for
    Main Street                                                                  purposes of owning stock
    Racine, WI  53402                                                            of Company
    State of Organization:  Delaware


             During the last five years, none of the above persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

             (c) The following is a list of all transactions in the Company's Class A Common Stock and Class B Common Stock by Samuel C. Johnson during the 60 days preceding the date of this amendment to
   Schedule 13D.

             The shares below were purchased through a broker-dealer in the Nasdaq National Market:

        Date of         Class of
      Transaction     Common Stock   Number of Shares   Price Per Share

       07/30/97         Class A              5,000            $14.75

       07/31/97         Class A             16,000             14.75

       08/01/97         Class A             15,000             14.875

       08/05/97         Class A             47,500             15.125

       08/06/97         Class A             35,000             15.125

   The shares below were purchased in a private transaction:


       Date of        Class of
     Transaction    Common Stock      Number of Shares     Price Per Share

      07/29/97         Class A             10,000             $13.50

      07/29/97         Class B              8,330              13.50

             (d)  Not applicable.

             (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             Certain trusts of which Mr. Johnson serves as sole trustee deposited a total of 160,136 shares of Class B Common Stock, $.05 par value ("Class B Common Stock"), of Johnson Worldwide Associates, Inc. ("Company") into the Johnson Worldwide Associates, Inc. Class B Common Stock Voting Trust ("Voting Trust") in exchange for an equal number of Voting Trust units. The Voting Trust holds a total of 1,037,330 shares of Class B Common Stock for the benefit of Mr. Johnson and certain members of his family (the "Johnson Family"). Voting Trust unit holders representing 75% of the outstanding units have certain rights to direct exchanges or conversions of the Class B Common Stock to Class A Common Stock and to direct the vote of the Class B Common Stock in the event of certain extraordinary transactions. The creation of the Voting Trust is intended to further protect and promote the mutual interests of the Johnson Family and to provide the framework for continuity of management of the Company.

   Item 7.   Material to be Filed as Exhibits.

             Exhibit 9: Johnson Worldwide Associates, Inc. Class B Common Stock Voting Trust

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date

   August 14, 1997               /s/ Samuel C. Johnson
                                 Samuel C. Johnson
                                 Name/Title

                                  EXHIBIT INDEX

        Exhibit

   9.   Johnson Worldwide Associates, Inc.
        Class B Common Stock Voting Trust*

   _______________

   *    Previously filed.